

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2018

Stephen E. Pirnat
Chief Executive Officer
ClearSign Combustion Corporation
12870 Interuban Avenue South
Seattle, Washington 98168

Re: ClearSign Combustion Corporation
Registration Statement on Form S-3
Filed August 31, 2018
File No. 333-227169

Dear Mr. Pirnat:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Melanie Figueroa, Esq.